Exhibit 99.1

Ellomay Capital Reports Publication of Financial Statements of Dorad Energy Ltd. as of and

for the Three and Nine Months Ended September 30, 2025

Tel-Aviv, Israel, Nov. 30, 2025 (GLOBE NEWSWIRE) -- Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe, Israel and USA, today reported the publication in Israel of financial statements as of and for the three and nine months ended September 30, 2025 of Dorad Energy Ltd. (“Dorad”), in which Ellomay currently indirectly holds approximately 16.9% through its indirect 50% ownership of Ellomay Luzon Energy Infrastructures Ltd. (“Ellomay Luzon Energy”).

On November 30, 2025, Amos Luzon Entrepreneurship and Energy Group Ltd. (the “Luzon Group”), an Israeli public company that currently holds the remaining 50% of Ellomay Luzon Energy, which, in turn, holds 33.75% of Dorad, published its quarterly report in Israel based on the requirements of the Israeli Securities Law, 1968. Based on applicable regulatory requirements, the quarterly report of the Luzon Group includes the financial statements of Dorad for the same period.

The financial statements of Dorad as of and for the three and nine months ended September 30, 2025 were prepared in accordance with International Financial Reporting Standards. Ellomay will include its indirect share of these results (through its holdings in Ellomay Luzon Energy) in its financial results for this period. In an effort to provide Ellomay’s shareholders with access to Dorad’s financial results (which were published in Hebrew), Ellomay hereby provides a convenience translation of Dorad’s financial results.

Dorad Financial Highlights

●	Dorad’s revenues for the three months ended September 30, 2025 – approximately NIS 919.1 million.

●	Dorad’s operating profit for the three months ended September 30, 2025 – approximately NIS 205.8 million.

Based on the information provided by Dorad, the demand for electricity by Dorad’s customers is seasonal and is affected by, inter alia, the climate prevailing in that season. The months of the year are split into three seasons as follows: summer – June-September; winter – December-February; and intermediate (spring and autumn) – March-May and October-November. There is a higher demand for electricity during the winter and summer seasons, and the average electricity consumption is higher in these seasons than in the intermediate seasons and is even characterized by peak demands due to extreme climate conditions of heat or cold. In addition, Dorad’s revenues are affected by the change in load and time tariffs – TAOZ (an electricity tariff that varies across seasons and across the day in accordance with demand hour clusters), as, on average, TAOZ tariffs are higher in the summer season than in the intermediate and winter seasons. Therefore, the results presented for the quarter ended September 30, 2025, which include the summer months of July-September, are not indicative of full year results. In addition, due to various reasons, including the effects of the increase in the Israeli CPI impacting interest payments by Dorad on its credit facility and regulatory changes, the results included herein may not be indicative of third quarter results in the future or comparable to third quarter results in the past.

A convenience translation of the financial results for Dorad as of and for the year ended December 31, 2024 and as of and for each of the three and nine month periods ended September 30, 2025 and 2024 is included at the end of this press release. Ellomay does not undertake to separately report Dorad’s financial results in a press release in the future. Neither Ellomay nor its independent public accountants have reviewed or consulted with the Luzon Group, Ellomay Luzon Energy or Dorad with respect to the financial results included in this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay focuses its business in the renewable energy and power sectors in Europe, the USA and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy, Spain, the Netherlands and Texas, USA, including:

●	Approximately 335.9 MW of operating solar power plants in Spain (including a 300 MW solar plant in owned by Talasol, which is 51% owned by the Company) and 51% of approximately 38 MW of operating solar power plants in Italy;

●	16.875% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850 MW;

●	Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Nm3 per year, respectively;

●	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

●	51% of solar projects in Italy with an aggregate capacity of 160 MW that commenced construction processes;

●	Solar projects in Italy with an aggregate capacity of 134 MW that have reached “ready to build” status; and

●	Solar projects in the Dallas Metropolitan area, Texas, USA with an aggregate capacity of approximately 27 MW that are connected to the grid and additional 22 MW that are awaiting connection to the grid.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including changes in electricity prices and demand, continued war and hostilities and political and economic conditions generally in Israel, regulatory changes, the outcome of legal proceedings involving Dorad and its shareholders, the decisions of the Israeli Electricity Authority, changes in demand, technical and other disruptions in the operations of the power plant operated by Dorad, competition, changes in the supply and prices of resources required for the operation of the Dorad’s facilities and in the price of oil and electricity, changes in the Israeli CPI, changes in interest rates, seasonality, failure to obtain financing for the expansion of Dorad and other risks applicable to projects under development and construction, and other risks applicable to projects under development and construction, in addition to other risks and uncertainties associated with the Company’s and Dorad’s business that are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Kalia Rubenbach (Weintraub)

CFO

Tel: +972 (3) 797-1111

Email: hilai@ellomay.com

Dorad Energy Ltd.

Interim Condensed Statements of Financial Position

	September 30	September 30	December 31
	2025	2024	2024
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands
Assets
Cash and cash equivalents	1,074,718	531,210	846,565
Trade receivables and accrued income	426,129	497,530	185,625
Other receivables	29,843	43,413	32,400
Financial derivatives	-	1,661	-
Total current assets	1,530,690	1,073,814	1,064,590

Non-current assets
Restricted deposits	480,877	529,875	531,569
Long-term prepaid expenses	78,657	28,538	79,739
Fixed assets	2,595,943	2,953,489	2,697,592
Intangible assets	10,701	8,134	9,688
Right of use assets	52,636	54,250	54,199
Total non-current assets	3,218,814	3,574,286	3,372,787

Total assets	4,749,504	4,648,100	4,437,377

Liabilities
Current maturities of loans from banks	341,094	341,281	321,805
Current maturities of lease liabilities	5,124	4,941	4,887
Current tax liabilities	35,763	-	14,016
Trade payables	384,283	440,303	168,637
Other payables	39,862	10,914	14,971
Financial derivatives	1,793	-	-
Total current liabilities	807,919	797,439	524,316

Non-current liabilities
Loans from banks	1,650,143	1,904,195	1,750,457
Other long-term liabilities	38,756	9,827	60,987
Long-term lease liabilities	48,942	50,061	46,809
Provision for dismantling and restoration	38,039	36,204	38,102
Deferred tax liabilities, net	416,965	354,503	399,282
Liabilities for employee benefits, net	160	160	160
Total non-current liabilities	2,193,005	2,354,950	2,295,797

Equity
Share capital	11	11	11
Share premium	642,199	642,199	642,199
Capital reserve from activities with shareholders	3,748	3,748	3,748
Retained earnings	1,102,622	849,753	971,306
Total equity	1,748,580	1,495,711	1,617,264

Total liabilities and equity	4,749,504	4,648,100	4,437,377

Dorad Energy Ltd.

Interim Condensed Statements of Profit or Loss

	For the nine months ended		For the three months ended		Year ended
	September 30		September 30		December 31
	2025	2024	2025	2024	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Revenues	2,096,391	2,366,358	919,055	1,096,456	2,863,770

Operating costs of the Power Plant:

Energy costs	348,607	483,965	168,087	193,180	574,572
Purchases of electricity and infrastructure services	1,073,708	1,073,350	418,989	505,678	1,372,618
Depreciation and amortization	168,757	183,735	65,909	68,016	106,266
Other operating costs	140,072	141,992	51,116	59,227	190,027

Total operating costs of Power Plant	1,731,144	1,883,042	704,101	826,101	2,243,483

Profit from operating the Power Plant	365,247	483,316	214,954	270,355	620,287
General and administrative expenses	25,698	25,328	9,209	8,600	23,929
Other income	15	30	15	30	58

Operating profit	339,564	458,018	205,760	261,785	596,416

Financing income	47,422	40,982	15,277	9,098	184,939
Financing expenses	216,241	166,818	67,355	63,736	193,825

Financing expenses, net	168,819	125,836	52,078	54,638	8,886

Profit before taxes on income	170,745	332,182	153,682	207,147	587,530

Taxes on income	39,429	76,408	35,305	47,664	135,203

Net Profit for the period	131,316	255,774	118,377	159,483	452,327

Dorad Energy Ltd.

Interim Condensed Statements of Changes in Shareholders’ Equity

			Capital reserve
			for activities
	Share	Share	with	Retained
	capital	premium	shareholders	earnings	Total Equity
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
For the nine months ended September 30, 2025 (Unaudited)
Balance as at January 1, 2025 (Audited)	11	642,199	3,748	971,306	1,617,264
Net Profit for the period	-	-	-	131,316	131,316
Balance as at September 30, 2025 (Unaudited)	11	642,199	3,748	1,102,622	1,748,580

For the nine months ended September 30, 2024 (Unaudited)

Balance as at January 1, 2024 (Audited)	11	642,199	3,748	643,979	1,289,937
Net Profit for the period	-	-	-	255,774	255,774
Dividend distributed	-	-	-	(50,000)	(50,000)
Balance as at September 30, 2024 (Unaudited)	11	642,199	3,748	849,753	1,495,711

For the three months ended September 30, 2025 (Unaudited)

Balance as at July 1, 2025 (Unaudited)	11	642,199	3,748	984,245	1,630,203
Net Profit for the period	-	-	-	118,377	118,377
Balance as at September 30, 2025 (Unaudited)	11	642,199	3,748	1,102,622	1,748,580

For the three months ended September 30, 2024 (Unaudited)

Balance as at July 1, 2024 (Unaudited)	11	642,199	3,748	740,270	1,386,228
Net Profit for the period	-	-	-	159,483	159,483
Dividend distributed	-	-	-	(50,000)	(50,000)

Balance as at September 30, 2024 (Unaudited)	11	642,199	3,748	849,753	1,495,711

Dorad Energy Ltd.

Interim Condensed Statements of Changes in Shareholders’ Equity (cont’d)

			Capital reserve
			for activities
	Share	Share	with	Retained
	capital	premium	shareholders	earnings	Total Equity
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
For the year ended December 31, 2024 (Audited)
Balance as at January 1, 2024 (Audited)	11	642,199	3,748	643,979	1,289,937

Dividend distributed	-	-	-	(125,000)	(125,000)
Net profit for the year	-	-	-	452,327	452,327

Balance as at December 31, 2024 (Audited)	11	642,199	3,748	971,306	1,617,264

Dorad Energy Ltd.

Interim Condensed Statements of Cash Flows

	For the nine months ended September 30		For the three months ended September 30		Year ended December 31
	2025	2024	2025	2024	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Cash flows from operating activities
Net profit for the period	131,316	255,774	118,377	159,483	452,327
Adjustments:
Depreciation and amortization and fuel consumption	177,626	190,559	67,342	68,217	121,664
Taxes on income	39,429	76,408	35,305	47,664	135,203
Financing expenses, net	168,819	125,836	52,078	54,638	8,886
	385,874	392,803	154,725	170,519	265,753

Change in trade receivables	(240,504)	(285,664)	(132,459)	(181,157)	26,241
Change in other receivables	2,556	(36,467)	5,852	7,454	(20,951)
Change in trade payables	269,285	266,099	150,256	207,978	(10,361)
Change in other payables	25,285	(3,033)	23,608	909	(3,481)
Change in other long-term liabilities	(19,059)	(3,115)	1,627	(999)	(3,661)
	37,563	(62,180)	48,884	34,185	(12,213)
Net cash flows from operating activities	554,753	586,397	321,986	364,187	705,867

Cash flows from investing activities
Proceeds (payment) for settlement of financial derivatives, net	(2,927)	(2,653)	(3,429)	(1,603)	1,548
Proceeds from insurance for damages to fixed assets	-	5,148	-	-	5,148
Proceeds from arbitration	-	-	-	-	337,905
Decrease in restricted deposits	-	17,500	-	-	17,500
Investment in fixed assets	(71,472)	(34,782)	(1,175)	(2,646)	(44,132)
Investment in intangible assets	(2,395)	(1,974)	(452)	(505)	(4,054)
Interest received	44,293	29,673	14,615	10,096	42,221
Net cash flows from (used in) investing activities	(32,501)	12,912	9,559	5,342	356,136

Cash flows from financing activities
Repayment of lease liability	(227)	(329)	(114)	(111)	(4,984)
Repayment of loans from banks	(164,899)	(141,966)	-	-	(284,570)
Dividends paid	-	(67,500)	-	(50,000)	(142,500)
Interest paid	(53,810)	(72,910)	(154)	(155)	(129,957)
Proceeds from arbitration	-	-	-	-	127,195
Net cash flows used in financing activities	(218,936)	(282,705)	(268)	(50,266)	(434,816)

Net increase in cash and cash equivalents	303,316	316,604	331,277	319,263	627,187

Effect of exchange rate fluctuations on cash and cash equivalents	(75,163)	(4,640)	(15,540)	(6,120)	132
Cash and cash equivalents at beginning of period	846,565	219,246	758,981	218,067	219,246

Cash and cash equivalents at end of period	1,074,718	531,210	1,074,718	531,210	846,565

(a) significant non- cash activity
Liability for gas agreements	-	-	-	-	56,208